UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to
Commission file number 0-10161
A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

FIRSTMERIT CORPORATION AND AFFILIATES EMPLOYEES’
SALARY SAVINGS RETIREMENT PLAN
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FirstMerit Corporation
III Cascade Plaza, 7th floor
Akron, Ohio 44308

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
December 31, 2011 and 2010 and Year Ended December 31, 2011
With Reports of Independent Registered Public Accounting Firms

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Audited Financial Statements and Supplemental Schedule
Year Ended December 31, 2011
Contents

Reports of Independent Registered Public Accounting Firms	1

Financial Statements

Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	14

Other Information

Signatures	15
Exhibit Index	16
EX-23-1
EX-23-2

Report of Independent Registered Public Accounting Firm

The Board of Directors
FirstMerit Corporation

We have audited the accompanying statement of net assets available for benefits of FirstMerit Corporation and Affiliates Employees' Salary Savings Retirement Plan as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of FirstMerit Corporation and Affiliates Employees' Salary Savings Retirement Plan as of and for the year ended December 31, 2010, were audited by other auditors whose report dated June 22, 2011, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2011 financial statements referred to above present fairly, in all material aspects, the net assets available for benefits of FirstMerit Corporation and Affiliates Employees' Salary Savings Retirement Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ SS&G Financial Services, Inc.

June 28, 2012
Akron, Ohio

Report of Independent Registered Public Accounting Firm
Board of Directors
FirstMerit Corporation

We have audited the accompanying statement of net assets available for benefits for the FirstMerit Corporation and Affiliates Employees' Salary Savings Retirement Plan as of December 31, 2010. The financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

June 22, 2011
Akron, Ohio

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Investments, at fair value:
Mutual funds	$72,658,254	$82,938,979
Collective trust funds	24,667,340	12,485,960
FirstMerit Corporation common stock	27,266,422	35,323,130
Total Investments	124,592,016	130,748,069
Receivables:
Contributions from participants	311,805	331,655
Contributions from employer	3,825,377	1,982,493
Notes receivable from participants	3,382,442	2,152,701
Investment income	15,811	1
Total receivables	7,535,435	4,466,850
Net assets reflecting investments at fair value	132,127,451	135,214,919
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	43,569	203,009
Net assets available for benefits	$132,171,020	$135,417,928
See accompanying notes.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

Additions
Investment income:
Interest and dividends	$3,432,305
Net depreciation of investments	(11,460,704)
(8,028,399)

Interest income on notes receivable from participants	86,152

Contributions:
Employee contributions	9,047,943
Employer contributions	4,254,284
Rollovers from participants	595,964
13,898,191
Total additions	5,955,944

Deductions
Benefits paid to participants	9,202,852
Net decrease	(3,246,908)
Net assets available for benefits at beginning of year	135,417,928
Net assets available for benefits at end of year	$132,171,020
See accompanying notes.

                 FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2011

1. Description of the Plan
The following description of the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions. The primary sponsor of the Plan is FirstMerit Corporation (FirstMerit or the Corporation). The administrator of the Plan consists of an Administrative Committee appointed by the Compensation Committee of the Board of Directors of FirstMerit. The Trustee and recordkeeper of the Plan is FirstMerit Bank, N.A., the principal subsidiary of FirstMerit.
The Board of Directors of FirstMerit established this defined contribution plan as of October 1, 1985. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Contributions
Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the Code) as defined in the Plan Agreement.
Eligible employees may enter the Plan on the January 1, April 1, July 1, or October 1 coinciding with or first following their completion of a period of service (as defined in the Plan Agreement) of at least three months and attainment of age twenty-one. A participant may contribute from 1% to 50% of their compensation to the Plan. Such contributions are known as voluntary pretax employee contributions. Voluntary pretax contributions and earnings are credited to each participant’s Employee Contribution Stock Ownership Plan (ESOP) account and are immediately vested and nonforfeitable.
The Plan allows the Corporation to make, at its discretion, matching contributions equal to a certain percentage or amount of each participant’s voluntary pretax employee contributions. Matching contributions are not required to be made for any pay period. If made, matching contributions are required to be allocated during each pay period. All matching contributions are immediately vested and nonforfeitable. Matching contributions are made in FirstMerit common stock purchased on the open market by the trustee, on a no-commission, no-fee basis, at a price equal to the immediate asked price of such shares on the NASDAQ on the date of purchase. After a participant’s six month anniversary from date of hire, the participant may elect to transfer up to 100% of the FirstMerit common stock held to one or more of the other available investment options. FirstMerit made $452,417 of matching contributions to the Plan during the year ended December 31, 2011.
FirstMerit may also make discretionary contributions from time to time in amounts determined by FirstMerit’s Board of Directors. Such discretionary contributions will be allocated among those participants in the Plan who are employed on the last day of a Plan year in proportion to their respective points for the Plan year to which the discretionary contribution applies. A participant is awarded one point for each year of service earned. A year of service for this purpose is generally credited for every twelve months of continuous service, including service rendered prior to the effective date of the Plan and service rendered while not participating in the Plan, but not including (in the case of rehired employees) periods of service prior to any severance from service.
For Plan years beginning on and after January 1, 2007, retirement investment plan contributions of 3% of participant’s eligible compensation for the Plan year will be made to eligible Plan participants in accordance with the participant’s existing investment direction. Eligible participants are non-vested employees in the FirstMerit Corporation defined benefit pension plan and new hires as of January 1, 2007. If a participant does not have an existing investment direction, such contributions will be invested in the Fidelity Balanced Fund. The retirement investment plan contribution and earnings thereon for each participant are 100% vested after completing three years of service. FirstMerit made $2,813,188 in retirement investment plan contributions to the Plan during the year ended December 31, 2011.
For Plan years beginning on and after January 1, 2005, FirstMerit may make profit sharing contributions from time to time in such amounts as may be determined by FirstMerit’s Board of Directors. Such profit sharing contributions will be allocated among those eligible participants in the Plan who are employed on the last day of a Plan year in the proportion that such participant’s Plan compensation for the Plan year bears to the total Plan compensation of all

                 FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2011

eligible participants. Profit sharing contributions will be made in accordance with the participant’s existing investment direction. If a participant does not have an existing investment direction, such contributions will be invested in the Fidelity Balanced Fund. Profit sharing contributions and earnings thereon for each participant are 100% vested after completing three years of service. FirstMerit made profit sharing contributions in the amount of $988,679 to the Plan during the year ended December 31, 2011.
Participant Accounts
FirstMerit Bank, N.A., a subsidiary of FirstMerit, as the trustee for the Plan, maintains separate accounts for each participant. Each account is credited with the participant’s contribution, and allocations of the Corporation’s contributions and Plan earnings. The Plan currently provides for each participant the ability to invest in one or more investment options (Investment Funds).
Payment of Benefits
Upon termination of a participant’s employment, including termination by reason of death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her accounts, or regular installments over any period not exceeding ten years.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
Notes Receivable from Participants
Participants may borrow from their participant account. The loan is secured by the balance in the participant’s account and bears interest at a rate determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.
Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, but not less than $1,000. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A participant may not have more than four loans outstanding at any point in time and only one loan will be accepted and processed per calendar year. The loans will bear interest at 1% over the five-year Treasury Note in effect on the next to the last business day of the month prior to the month in which the loan application is received by the Plan. Principal and interest is paid ratably through payroll deductions via an amortization schedule established at the frequency of the payroll cycle. If a participant terminates employment with the Company, they will be given the option to repay the entire amount of the outstanding loan, plus accrued interest. If the loan is not repaid, it will automatically be treated as a distribution to the participant.
Administrative Expenses
Substantially all administrative expenses, including the trustee’s fees, are paid by FirstMerit.
Forfeitures
Effective October 1, 2010, the Plan was amended to allow forfeitures to be used as soon as is administratively practicable, but not later than the end of the year following the Plan year in which the forfeitures occur, to reduce the administrative expenses of the Plan, then to reduce subsequent employer contributions made to the Plan. At December 31, 2011 and 2010, forfeited nonvested accounts totaled $182,079 and $10,778 respectively. These accounts will be used to reduce future employer contributions. During 2011 and 2010, employer contributions were reduced by $230,181 and $485,258 from forfeited nonvested accounts, respectively.

                 FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2011

2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. See Note 5 for further discussion and disclosure related to fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
The Statement of Net Assets Available for Benefits presents the fair value of the SEI Stable Value Fund, a collective trust fund that invests in contracts deemed to be fully-benefit responsive, as well as the adjustment of the SEI Stable Value Fund from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. Delinquent participant notes are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid.
Subsequent Events
In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. In compliance with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements.
New Accounting Pronouncements
FASB Accounting Standards Update 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. In May 2011, ASU 2011-04 was issued as a result of an effort to develop common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). While ASU 2011-04 is largely consistent with existing fair value measurement principles under U.S. GAAP, it expands the disclosure requirements for fair value measurements and clarifies the existing guidance or wording changes to align with IFRS No. 13. Many of the requirements for the amendments in ASU 2011-04 do not result in a change in the application of the requirements in ASC 820. ASU 2011-04 was effective for the Plan on a prospective basis beginning in the periods beginning after December 15, 2011.

                 FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2011

3. Investments
The fair values of investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2011	2010
American Funds Growth Fund of America	$—	$19,408,521
Dodge & Cox International Stock Fund	7,452,622	8,725,760
Dodge & Cox Stock Fund	—	7,465,915
TD Ameritrade Strategic Allocation Balanced Portfolio	8,561,391	—
Mainstay Large Cap Growth R1	18,253,311	—
PIMCO Total Return Fund	12,504,960	11,555,484
T. Rowe Price Equity Income Fund	7,531,840	—
Vanguard 500 Index Fund Signal	10,236,366	9,877,296
SEI Stable Asset Fund, at contract value **	9,471,467	12,688,969
FirstMerit Corporation common stock (Participant and Non-Participant Directed)	27,266,422	35,323,130

**	The fair value of the Plan’s investment in the SEI Stable Asset Fund was $9,427,898 and $12,485,960 at December 31, 2011 and 2010.
During 2011, the Plan’s investments, including gains and losses on investments bought and sold, as well as held, during the year depreciated in value as follows:

Mutual Funds	$(3,492,519)
FirstMerit Corporation common stock	(7,968,185)
$(11,460,704)

4. Non-participant Directed Investments
Investments in FirstMerit common stock can either be participant directed or non-participant directed. Information about the net assets and the significant components of changes in net assets related to the FirstMerit common stock investment are as follows:

	December 31,
	2011	2010
Investments, at fair value:
FirstMerit Corporation common stock	$27,266,422	$35,323,130

Year Ended
December 31,
2011
Change in net assets:
Contributions	$1,073,342
Dividends	1,138,372
Net realized and unrealized depreciation in fair value	(7,968,185)
Benefits paid to participants	(2,300,237)
$(8,056,708)

5. Fair Value Measurements
Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), provides the

                 FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2011

framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

•	Level 1 — Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 — Valuations based on quoted prices for similar assets and liabilities traded in the active markets; quoted prices for identical or similar instruments in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived from or corroborated by observable market data by correlation or other means.

•	Level 3 — Valuations based on unobservable inputs which are significant to the fair value measurement.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.
Mutual funds: Valued at quoted prices as reported on the active market in which the mutual funds are traded.
Collective trust funds: The investment in the collective trust funds, as a practical expedient, is valued at its net asset value. This investment is not likely to be sold at an amount other than at its net asset value per share. This investment is not subject to redemption restrictions or future committed contributions.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value.

	Assets at Fair Value as of
	December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds-Equity	$57,543,892	$—	$—	$57,543,892
Mutual funds-Fixed Income	15,114,362	—	—	15,114,362
Collective trust funds	—	24,667,340	—	24,667,340
Common stock	27,266,422	—	—	27,266,422
Total assets at fair value	$99,924,676	$24,667,340	$—	$124,592,016

	Assets at Fair Value as of
	December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds-Equity	$64,734,961	$—	$—	$64,734,961
Mutual funds-Fixed Income	11,555,724	—	—	11,555,724
Mutual funds-Balanced	6,648,294	—	—	6,648,294
Collective trust funds	—	12,485,960	—	12,485,960
Common stock	35,323,130	—	—	35,323,130
Total assets at fair value	$118,262,109	$12,485,960	$—	$130,748,069

                 FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2011

There have been no transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2011. There have been no transfers in or out of Level 3 of the fair value hierarchy during the year ended December 31, 2011.

6. Party-in-Interest Transactions
Transactions involving notes receivable from participants and common stock of FirstMerit, the Plan Sponsor and trustee, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations.

7. Plan Termination
Although it has not expressed any intent to do so, a unanimous action by the FirstMerit Board of Directors may terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, FirstMerit will direct the Trustee to distribute the assets of the Plan, after payment of any expenses properly chargeable against the Plan, to participants in proportion to the value of their total account balances as of the date of termination, in cash or in kind and in such a manner as FirstMerit shall determine. In the event the Plan terminates, participants will become 100 percent vested in their accounts.

                 FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2011

8. Risks and Uncertainties
The Plan holds investments in various investment securities. The Plan generates a significant portion of its earnings from investments in domestic and international mutual funds, collective trust funds, and FirstMerit common stock. FirstMerit common stock represents a significant concentration of the Plan’s total investments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Tax Status
The Plan has received a determination letter from the IRS dated May 9, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2008.

10. Reconciliation of Financial Statements to Form 5500
As of June 28, 2012, the Plan’s Form 5500 for the year ended December 31, 2011 had not yet been filed. The following is a reconciliation of net assets available for benefits per the financial statements to a draft Form 5500:

December 31,
2011
Net assets available for benefits per the financial statements	$132,171,020
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(43,569)
Deemed distribution of participant loans	(27,076)
Net assets available for benefits per the draft Form 5500	$132,100,375
The following is a reconciliation of the net decrease in net assets available for benefits:

Year Ended
December 31,
2011
Net decrease as reported in the Plan financial statements	$(3,246,908)
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	159,440
Net decrease as reported in the draft Form 5500	$(3,087,468)

                 FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2011

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 for December 31, 2010:

December 31,
2010
Net assets available for benefits per the financial statements	$135,417,928
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(203,009)
Deemed distribution of participant loans	(27,076)
Net assets available for benefits per the draft Form 5500	$135,187,843

Supplemental Schedule

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan

EIN: 34-1339938	Plan Number: 002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investments	(d) Cost	(e) Current Value
	TD Ameritrade	TD Ameritrade Allocation Balanced Portfolio	$—	$8,561,391
		TD Ameritrade Allocation Capital Preservation Portfolio		358,455
		TD Ameritrade Allocation Growth Portfolio		2,389,510
		TD Ameritrade Allocation Income & Growth Portfolio		2,059,640
	Columbia	Columbia Acorn Fund		353,621
	Dodge & Cox	Dodge & Cox International Stock Fund		7,452,622
	Federated	Federated Capital Preservation Fund		1,870,446
	Fidelity	Fidelity Select Money Market		8,657
		Fidelity Cash		18,419
	MainStay	MainStay Large Cap Growth R1		18,253,311
	T. Rowe Price	T. Rowe Price Small Cap Stock Fund		6,327,287
		T. Rowe Price Equity Income Fund		7,531,840
	PIMCO	PIMCO Total Return Fund		12,504,960
	SEI	SEI Stable Asset Fund		9,427,898
	Vanguard	Vanguard 500 Index Fund Signal		10,236,366
		Vanguard Inflation Protected Securities Fund		2,582,326
		Vanguard Mid-Cap Index Fund-Signal		4,866,760
		Vanguard Total Stock Market Index Fund-Signal		2,522,085
*	FirstMerit Corporation	FirstMerit Corporation common stock	28,668,765	27,266,422
			28,668,765	124,592,016
*	Participants	Participant Loans — at various interest rates ranging from 1.93% — 8.82% with various maturity dates		3,382,442
			$28,668,765	$127,974,458

*	Indicates party-in-interest to the Plan

Note:
Cost information is disclosed for FirstMerit Corporation common stock since investment can be either participant or non-participant directed. Cost information is not disclosed for all other investments since they are solely participant directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan By FirstMerit Bank, N.A., Trustee
By:	/s/ Terrence E. Bichsel
Terrence E. Bichsel
Executive Vice President and Chief Financial Officer
Date: June 28, 2012

Exhibit Index

Exhibit
Number	Exhibit
23.1	Consent of SS&G, Financial Services, Inc., Independent Registered Public Accounting Firm, dated June 28, 2012
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, dated June 25, 2012